UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under the Securities Exchange Act of 1934

For the month of April 2003

Deutsche Bank Corporation (Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft Taunusanlage 12 60325 Frankfurt am Main Germany (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

Results 2003

Interim Report as of March 31

[GRAPHIC OMITTED]

Deutsche Bank

Interim Report as of March 31, 2003

Discussion of Results

Income before Income Tax Expense and Cumulative Effect of Accounting Changes

Income before income tax expense and cumulative effect of accounting changes was € 234 million in the first quarter of 2003, compared to € 1.3 billion in the first quarter of 2002, and € 237 million in the fourth quarter of 2002. Based on the regular review of principal investments, and taking into account the difficult market conditions in the first quarter of 2003, we recorded certain net charges in the quarter of € 718 million. The first quarter of 2002 results reflected gains on the industrial holdings portfolio of € 1.0 billion partially offset by restructuring charges of € 340 million. The fourth quarter of 2002 results included net gains on industrial holdings totaling € 533 million offset by write-downs and losses on investments, net losses from businesses sold/held for sale and goodwill impairment totaling € 465 million. The net charges of € 718 million in the first quarter of 2003 can be summarized as follows:

in € m.

Net gains (losses) on securities available for sale	(392)

Net loss from equity method investments	(638)

Other revenues: net gains from businesses sold/held for sale	503

Other revenues: net write-downs on private equity investments	(77)

Goodwill impairment	(114)

These items are discussed below in more detail in the respective sections of this “Discussion of Results”.

Net Income (Loss)

Net loss in the first quarter of 2003 was € 219 million, compared to net income of € 597 million in the first quarter of 2002 and a net loss of € 105 million in the fourth quarter of 2002, decreases of € 816 million and € 114 million, respectively. The net loss in the first quarter of 2003 reflected income tax expense of € 453 million, including € 30 million from the reversing effect of the tax credit recorded in 1999 and 2000 for the German tax law changes. Most of the € 718 million of net charges recorded in the quarter (detailed above) are not tax deductible, resulting in income tax expense exceeding income before income taxes.

Net Interest Revenues

Net interest revenues totaled € 1.3 billion in the first quarter of 2003, compared to € 1.7 billion in the first quarter of 2002 and € 1.4 billion in the fourth quarter of 2002. The principal reasons for the decline compared to the first quarter of 2002 were the sale of most of our insurance business in the second quarter of 2002, the merger (and subsequent deconsolidation) of our mortgage bank subsidiary EUROHYPO with the mortgage bank subsidiaries of Dresdner Bank AG and Commerzbank AG in the third quarter of 2002 and the sale of most of our North American financial services business in the fourth quarter of 2002. The latter also contributed to the small decline compared to the fourth quarter of 2002.

1

Provision for Loan Losses

The provision for loan losses was € 380 million in the first quarter of 2003, compared to € 270 million in the first quarter of 2002 and € 480 million in the fourth quarter of 2002. The provision for loan losses is comprised of net new specific loan loss provisions, as well as provisions for smaller-balance standardized homogeneous exposures, net country risk provisions and net other inherent losses. The current quarter’s provision for loan losses was primarily due to provisions raised to address the continuing deterioration in the telecommunications industry and specific loan loss provisions for certain exposures within the Americas and, to a lesser extent, our German portfolio. In addition, for off-balance sheet positions we recorded a net release of € 30 million in the first quarter of 2003, a net charge of € 114 million in the first quarter of 2002 and a net release of € 57 million in the fourth quarter of 2002. These items are recorded in other noninterest expenses.

Commissions and Fee Revenues

Commissions and fee revenues were € 2.3 billion in the first quarter of 2003, compared to € 2.6 billion in the first quarter of 2002 and € 2.7 billion in the fourth quarter of 2002. Due to lower client transaction volumes, brokerage fees were the largest individual contributor to the comparative decline against both prior periods, with decreases of € 163 million from the first quarter of 2002 and € 150 million from the fourth quarter of 2002. Underwriting and advisory fees for the first quarter of 2003 were € 343 million, a decrease of € 135 million compared to the first quarter of 2002, due to the continued weak equity markets. Commissions and fees from fiduciary activities and fees for other customer services were virtually unchanged from the first quarter of 2002 but down by € 134 million compared to the fourth quarter of 2002 mainly due to lower performance-related commissions for assets under management.

Insurance Premiums

Insurance premiums in the first quarter of 2003 were € 29 million, compared to € 634 million in the first quarter of 2002 and € 32 million in the fourth quarter of 2002. The decline compared to the first quarter of 2002 was attributable to the sale in the second quarter of 2002 of most of our insurance business, including our subsidiaries in Germany, Spain, Italy and Portugal, to Zurich Financial Services. This decline was largely offset by a corresponding decline in policyholder benefits and claims reported under noninterest expenses.

2

Trading Revenues, Net

Trading revenues, net in the first quarter of 2003 were € 1.8 billion compared to € 1.4 billion in the first quarter of 2002 and € 747 million in the fourth quarter of 2002. The higher trading revenues in the first quarter of 2003 compared to the fourth quarter of 2002 were due to improvements in all trading revenue components. Under U.S. GAAP trading revenues do not include trading-related interest (i.e., interest income and funding costs related to all trading positions) and exclude results from trading in our own shares.

Net Gains (Losses) on Securities Available for Sale

Net losses on securities available for sale totaled € 396 million in the first quarter of 2003, € 392 million of which are highlighted in the discussion of net charges above. This compared to net gains of € 1.0 billion in the first quarter of 2002 and € 537 million in the fourth quarter of 2002. The current quarter net loss was primarily due to write-downs for other-than-temporary impairments on investments in EFG Eurobank, Fiat and mg technologies. The prior year first quarter included gross realized gains resulting from the reduction of our holdings in Munich Re and to a lesser extent in Allianz AG. The fourth quarter of 2002 included gains related to the disposal of our holdings in Deutsche Borse AG and other investments.

Net Loss from Equity Method Investments

Net loss from equity method investments was € 646 million in the first quarter of 2003, € 638 million of which are highlighted in the discussion of net charges above. This loss compared to net losses of € 59 million in the first quarter of 2002 and € 227 million in the fourth quarter of 2002. The current period loss was primarily attributable to the write-off of our investment in Gerling-Konzern Versicherungs-Beteiligungs-AG, amounting to € 490 million, and also reflected net losses from other equity method investments. The loss in the fourth quarter of 2002 included € 179 million related to our investment in Gerling-Konzern Versicherungs-Beteiligungs-AG.

Other Revenues

Other revenues totaled € 605 million in the first quarter of 2003, compared to € 175 million in the first quarter of 2002 and € 220 million in the fourth quarter of 2002. The principal contributor to the increase was a net gain of € 503 million from the sale of businesses and businesses held for sale. This amount includes € 508 million related to the sale of a substantial part of our Global Securities Services business. The fourth quarter of 2002 reflected net losses of € 37 million on the sale of businesses and businesses held for sale. Other revenues in the first quarter of 2003 also included € 77 million in write-downs of private equity investments which are highlighted in the discussion of net charges above. There were no write-downs of private equity investments in the first quarter of 2002, and the private equity net write-down for the fourth quarter of 2002 was € 80 million.

3

Compensation and Benefits

Compensation and benefits were € 2.6 billion in the first quarter of 2003, a decrease of 10 % compared to the first quarter of 2002 and virtually unchanged from the fourth quarter of 2002. The decrease compared to the first quarter of 2002 was primarily due to a reduction in headcount resulting from the sale or merger of some of our businesses and restructuring activities carried out to date, partly offset by increased headcount from the integration of the Scudder/RREEF businesses.

Policyholder Benefits and Claims

Policyholder benefits and claims totaled € 28 million in the first quarter of 2003, compared to € 654 million in the first quarter of 2002 and € 30 million in the fourth quarter of 2002. The decline compared to the first quarter of 2002 was due to the aforementioned sale of most of our insurance business to Zurich Financial Services and was largely offset by a decline in insurance premium revenues.

Goodwill Impairment

The first quarter of 2003 included a goodwill impairment charge of € 114 million following recent decisions relating to the Private Equity fee-based businesses. In the fourth quarter of 2002, we recorded a goodwill impairment charge of € 62 million related to a significant portion of the Private Equity reporting unit, which was then classified as held for sale.

Restructuring Activities

There were no new restructuring charges in the first quarter of 2003, but the quarter included a € 2 million release of restructuring reserves accrued in the prior year. Restructuring activities of € 340 million were recorded in the first quarter of 2002, of which € 246 million was reflected in Private Clients and Asset Management, € 93 million in Corporate and Investment Bank and € 1 million in Corporate Investments. The restructuring covered a broad range of measures primarily to streamline our branch network in Germany, as well as our infrastructure. A total of approximately 2,100 employees were impacted by these restructuring programs, which were completed by the first quarter of 2003.

4

Remainder of Non-interest Expenses

The remainder of noninterest expenses was € 1.7 billion in the first quarter of 2003, compared to € 2.1 billion in the first quarter of 2002 and € 2.0 billion in the fourth quarter of 2002. The sale and merger of some of our businesses contributed to the decline compared to both periods. Also contributing to the decrease compared to the first quarter of 2002 were, among other items, lower expenses for IT, communication and data services and reduced provision for off-balance sheet positions. These declines were partially offset by an increase in net occupancy expenses due to the integration of the Scudder/RREEF businesses and provisions related to sublease losses and other costs of eliminating excess space resulting from headcount reductions and the sale of businesses.

Income Tax Expense

Income tax expense before the reversal of the benefit from tax rate changes in prior years was € 423 million in the first quarter of 2003, compared to € 6 million in the first quarter of 2002 and € 228 million in the fourth quarter of 2002. The income tax expense in the first quarter of 2003 was 181% of pre-tax income due to the non-tax-deductibility of most of the gross charges included in the € 718 million of net charges recorded in the quarter (detailed above). The income tax expense in the first quarter of 2002 was less than 1% of pre-tax income mainly due to the fact that pre-tax income included over € 1 billion in tax-exempt gains on sales of available for sale equity securities. In addition to these effects, income tax benefits on unrealized gains on available for sale equity securities, which were recorded when income tax laws changed making gains on equity security sales tax exempt, were reversed as an income tax expense when the securities were actually sold. The income tax expense related to these sales was € 30 million in the first quarter of 2003, € 704 million in the first quarter of 2002 and € 114 million in the fourth quarter of 2002.

Cumulative Effect of Accounting Changes, Net of Tax

Cumulative effect of accounting changes, net of tax, in 2002 represented the effects from the implementation of the accounting standards SFAS 141 and 142 resulting in the recognition of income (net of tax) of € 37 million from the required elimination of negative goodwill in the first quarter of 2002.

Segmental Results of Operations

The segmental results of operations are based on our internal management information systems and show the contribution of the individual group divisions and corporate divisions to our results. For the reconciliation of the results of the segments to our consolidated results, please refer to page 43 of this Interim Report.

5

In the segmental results of operations, we use the following terms with the following meanings with respect to each segment:
-	Operating cost base: Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims, minority interest, restructuring activities and goodwill impairment.
-	Underlying pre-tax profit: Income before income taxes less restructuring activities, goodwill impairment and “other items” referred to in the table for such segment.
-	Underlying cost/income ratio in %: Operating cost base as a percentage of total net revenues excluding other items (if applicable for the revenue section), net of policyholder benefits and claims. Cost/income ratio in %, which is defined as total noninterest expenses as a percentage of total net revenues, is also provided.
-	Average active equity: The portion of our adjusted average total shareholders’ equity that has been allocated to a segment pursuant to our capital allocation framework. The overriding objective of this framework is to allocate adjusted average total shareholders’ equity based on the economic risk position of each segment. In determining the total amount of average active equity to be allocated, average total shareholders’ equity is adjusted to exclude average unrealized gains on securities available for sale, net of tax, average deferred taxes accumulated due to changes in effective tax rates and the reversing effect and average dividends.
-	Underlying RoE in %: Underlying pre-tax profit (annualized) as a percentage of average active equity. RoE in %, which is defined as income before income taxes (annualized) as a percentage of average active equity, is also provided. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios.

Our management uses these measures as part of its internal reporting system because it believes that such measures provide it with a more useful indication of the financial performance of our business segments. We are disclosing such measures to provide investors and analysts with further insight into how our management operates our business and to enable them to better understand our discussion of segmental results.

6

Corporate and Investment Bank Group Division

Corporate and Investment Bank	Three months ended			% change from
Group Division	Mar 31,	Dec 31,	Mar 31,	4Q02	1Q02
in € m., except where indicated	2003	2002	2002

Origination (equity)	48	114	(55)	(58)	N/M
Origination (debt)	165	103	133	61	24
Origination	213	217	78	(2)	172

Sales&Trading (equity)	594	712	634	(17)	(6)
Sales&Trading (debt and other products)	1,764	1,054	1,783	67	(1)
Sales&Trading	2,358	1,766	2,417	34	(2)

Advisory	120	145	122	(18)	(2)

Loan products	469	428	617	9	(24)

Transaction services	525	611	695	(14)	(24)

Other	445	(95)	(93)	N/M	N/M

Total net revenues	4,130	3,072	3,836	34	8

Provision for loan losses	260	394	169	(34)	54

Provision for off-balance sheet positions	(31)	(48)	114	(35)	N/M

Total provision for credit losses	229	346	283	(34)	(19)

Operating cost base	2,455	2,464	2,891	—	(15)

Minority interest	3	3	6	(49)	(66)

Restructuring activities	(2)	(16)	93	(90)	N/M

Goodwill impairment	—	—	—	N/M	N/M

Total noninterest expenses[1]	2,456	2,451	2,990	—	(18)

Therein: Severance payments	68	18	31	N/M	120

Income before income taxes	1,445	275	563	N/M	157

Underlying pre-tax profit	935	259	656	N/M	43

Other items:

Net gain on the sale of
Global Securities Services business	508	—	—	—	—

Additional information:

Cost/income ratio in %	59	80	78	(21) ppt	(19) ppt

Underlying cost/income ratio in %	68	80	75	(12) ppt	(7) ppt

Assets	680,984	642,127	*	6	N/M

Risk-weighted positions (BIS risk positions)	155,914	155,265	186,764	—	(17)

Average active equity	14,870	16,097	16,862	(8)	(12)

RoE in %	39	7	13	32 ppt	26 ppt

Underlying RoE in %	25	6	16	19 ppt	9 ppt

N/M - Not meaningful
ppt - percentage points
[1]	Excludes provision for off-balance sheet positions (reclassified to provisions for credit losses).
*	Not applicable.

7

The Corporate and Investment Bank (CIB) generated income before income taxes of € 1.4 billion in the first quarter of 2003, improving by € 882 million over the same period of 2002. This improvement included a gain of € 508 million on the sale of a substantial part of our Global Securities Services business and also reflected reductions in noninterest expenses. The first quarter of 2002 was impacted by a loss from a single block trade and restructuring activities. The first quarter of 2003 result improved by € 1.2 billion over the fourth quarter of 2002 (€ 662 million excluding the above-mentioned gain on the sale of a business) mainly due to strong debt sales and trading revenues and lower provision for credit losses.

8

Corporate Banking & Securities Corporate Division

Corporate Banking & Securities	Three months ended			% change from
Corporate Division	Mar 31,	Dec 31,	Mar 31,	4Q02	1Q02
in € m., except where indicated	2003	2002	2002

Origination (equity)	48	114	(55)	(58)	N/M
Origination (debt)	165	103	133	61	24
Origination	213	217	78	(2)	172

Sales & Trading (equity)	594	712	634	(17)	(6)
Sales & Trading (debt and other products)	1,764	1,054	1,783	67	(1)
Sales & Trading	2,358	1,766	2,417	34	(2)

Advisory	120	145	122	(18)	(2)

Loan products	469	428	617	9	(24)

Other	(63)	(95)	(93)	(34)	(33)

Total net revenues	3,097	2,461	3,141	26	(1)

Provision for loan losses	250	380	175	(34)	44

Provision for off-balance sheet positions	(15)	(2)	54	N/M	N/M

Total provision for credit losses	236	378	229	(38)	3

Operating cost base	1,986	1,964	2,321	1	(14)

Minority interest	3	3	5	(49)	(60)

Restructuring activities	—	(8)	93	N/M	N/M

Goodwill impairment	—	—	—	N/M	N/M

Total noninterest expenses[1]	1,989	1,959	2,419	2	(18)

Therein: Severance payments	63	19	27	N/M	137

Income before income taxes	873	124	493	N/M	77

Underlying pre-tax profit	872	116	586	N/M	49

Additional information:

Cost/income ratio in %	64	80	77	(16) ppt	(13) ppt

Underlying cost/income ratio in %	64	80	74	(16) ppt	(10) ppt

Assets	673,562	629,975	*	7	N/M

Risk-weighted positions (BIS risk positions)	142,003	142,316	169,143	—	(16)

Average active equity	13,470	14,261	14,637	(6)	(8)

RoE in %	26	3	13	23 ppt	13 ppt

Underlying RoE in %	26	3	16	23 ppt	10 ppt

N/M - Not meaningful
ppt - percentage points
1	Excludes provision for off-balance sheet positions (reclassified to provisions for credit losses).
*	Not applicable.

9

Corporate Banking & Securities (CB&S) reported income before income taxes of € 873 million compared to € 493 million in the same period of 2002 and € 124 million in the fourth quarter of 2002.

Revenues of € 3.1 billion in the first quarter of 2003 were essentially the same as those in the first quarter of 2002 and increased by € 636 million compared to the fourth quarter of 2002. Equities and related products businesses have continued to experience low customer volumes. Equity origination revenues of € 48 million reflected the low level of market activity compared to revenues of € 114 million in the fourth quarter of 2002. Equity origination revenues and sales and trading revenues (equity) in the first quarter of 2002 were impacted by the previously-mentioned block trade loss. Sales and trading revenues (debt and other products) of € 1.8 billion were comparable to the high revenue level for this product in the first quarter of 2002 and increased by € 710 million compared to the fourth quarter of 2002. Advisory revenues were relatively constant in all periods in a generally weak market environment. Loan product revenues decreased compared to the first quarter of 2002 reflecting reduced loan volumes as well as the ongoing decline of interest margins.

Total provision for credit losses was essentially the same as in the first quarter of 2002 and decreased by € 142 million compared to the fourth quarter of 2002. The total provision for credit losses of € 236 million in the first quarter of 2003 reflected the continuing deterioration in the telecommunications industry and specific loan loss provisions for certain exposures within the Americas and, to a lesser extent, our German portfolio.

Noninterest expenses of € 2.0 billion in the first quarter of 2003 decreased by € 430 million compared to the first quarter of 2002 mainly due to reductions in the operating cost base, reflecting the benefit of ongoing cost initiatives across all businesses. Also contributing to the comparative decline was a restructuring charge in the first quarter of 2002. The small increase in noninterest expenses by € 30 million compared to the fourth quarter of 2002 was primarily attributable to higher severance payments.

10

Global Transaction Banking Corporate Division

Global Transaction Banking	Three months ended			% change from
Corporate Division	Mar 31,	Dec 31,	Mar 31,	4Q02	1Q02
in € m., except where indicated	2003	2002	2002

Transaction services	525	611	695	(14)	(24)

Other	508	—	—	N/M	N/M

Total net revenues	1,033	611	695	69	49

Provision for loan losses	10	14	(6)	(30)	N/M

Provision for off-balance sheet positions	(16)	(46)	60	(64)	N/M

Total provision for credit losses	(7)	(32)	54	(79)	N/M

Operating cost base	469	500	570	(6)	(18)

Minority interest	—	—	1	N/M	N/M

Restructuring activities	(2)	(8)	—	(82)	N/M

Goodwill impairment	—	—	—	N/M	N/M

Total noninterest expenses[1]	467	492	571	(5)	(18)

Therein: Severance payments	5	(1)	4	N/M	14

Income before income taxes	572	151	70	N/M	N/M

Underlying pre-tax profit	63	143	70	(56)	(10)

Other items:

Net gain on the sale of
Global Securities Services business	508	—	—	—	—

Additional information:

Cost/income ratio in %	45	81	82	(36) ppt	(37) ppt

Underlying cost/income ratio in %	89	82	82	7 ppt	7 ppt

Assets	22,322	25,098	*	(11)	N/M

Risk-weighted positions (BIS risk positions)	13,911	12,949	17,620	7	(21)

Average active equity	1,399	1,837	2,225	(24)	(37)

RoE in %	164	33	13	131 ppt	151 ppt

Underlying RoE in %	18	31	13	(13) ppt	5 ppt

N/M - Not meaningful
ppt - percentage points
1	Excludes provision for off-balance sheet positions (reclassified to provisions for credit losses).
*	Not applicable

11

Global Transaction Banking’s income before income taxes was € 572 million in the first quarter of 2003, an increase of € 502 million compared to the same period of 2002 and € 421 million compared to the fourth quarter of 2002.

Net revenues of € 1.0 billion in the first quarter of 2003 included a gain of € 508 million on the sale of a substantial part of our Global Securities Services business to State Street Corporation. Adjusted for this gain, net revenues declined by € 170 million compared to the first quarter of 2002 and by € 86 million compared to the fourth quarter of 2002 primarily as a result of the reduced revenue base resulting from the sale of this business. Lower levels of interest rate margins and transaction volumes also contributed to the decline.

Provision for credit losses was a net release of € 7 million compared to a net provision of € 54 million in the first quarter of 2002, with the latter reflecting a charge for a single customer in Germany.

Noninterest expenses of € 467 million in the first quarter of 2003 declined by € 104 million compared to the same period last year and by € 25 million compared to the fourth quarter of 2002. The decline reflected a lower operating cost base after the sale of a substantial part of our Global Securities Services business as well as the benefits of the cost saving initiatives undertaken in the division.

12

Private Clients and Asset Management Group Division

Private Clients and Asset Management	Three months ended			% change from
Group Division	Mar 31,	Dec 31,	Mar 31,	4Q02	1Q02
in € m., except where indicated	2003	2002	2002

Portfolio/fund management	616	729	510	(15)	21

Brokerage	427	351	432	21	(1)

Loans/deposits	597	609	615	(2)	(3)

Payments, account & remaining financial services	190	207	202	(8)	(6)

Other	160	287	880	(44)	(82)

Total net revenues	1,990	2,183	2,639	(9)	(25)

Provision for loan losses	100	45	54	121	87

Provision for off-balance sheet positions	1	(1)	—	N/M	N/M

Total provision for credit losses	101	44	54	127	89

Operating cost base	1,604	1,719	1,762	(7)	(9)

Policyholder benefits and claims	8	11	640	(23)	(99)

Minority interest	3	8	18	(63)	(83)

Restructuring activities	—	(6)	246	N/M	N/M

Goodwill impairment	—	—	—	N/M	N/M

Total noninterest expenses[1]	1,615	1,732	2,666	(7)	(39)

Therein: Severance payments	31	38	21	(17)	50

Income (loss) before income taxes	274	407	(81)	(33)	N/M

Underlying pre-tax profit	231	414	165	(44)	40

Other items:

Net gain from businesses disposed	43	(13)	—	—	—

Additional information:

Cost/income ratio in %	81	79	101	2 ppt	(20) ppt

Underlying cost/income ratio in %	83	79	88	4 ppt	(5) ppt

Assets	108,191	109,394	*	(1)	N/M

Risk-weighted positions (BIS risk positions)	62,181	59,492	58,620	5	6

Average active equity	8,075	8,123	6,357	(1)	27

RoE in %	14	20	(5)	(6) ppt	19 ppt

Underlying RoE in %	11	20	10	(9) ppt	1 ppt

Results of sold insurance and related activities:

Net revenues	—	(13)	755	—	—

Operating cost base	—	—	97	—	—

Policyholder benefits and claims	—	—	629	—	—

Minority interest	—	—	4	—	—

Total noninterest expenses[1]	—	—	730	—	—

Therein: Severance payments	—	—	1	—	—

Income (loss) before income taxes	—	(13)	25	—	—

N/M - Not meaningful
ppt - percentage points
1	Excludes provision for off-balance sheet positions (reclassified to provisions for credit losses).
*	Not applicable.

13

Income before income taxes of our Private Clients and Asset Management Group Division (PCAM) was € 274 million in the first quarter of 2003. The significant increase of € 355 million compared to the same period of 2002 was primarily attributable to restructuring charges incurred in the first quarter of 2002. Also contributing to the increase were reductions in the operating cost base as well as a gain of € 43 million from the sale of most of our Passive Asset Management business in the first quarter of 2003. Income before income taxes decreased by € 133 million compared to the fourth quarter of 2002, which included higher revenues from real estate activities.

14

Asset and Wealth Management Corporate Division

	Three months ended			% change from
Asset and Wealth Management Corporate Division	Mar 31,	Dec 31,	Mar 31,	4Q02	1Q02
in € m., except where indicated	2003	2002	2002

Portfolio/fund management (AM)	511	598	362	(15)	41
Portfolio/fund management (PWM)	70	78	81	(10)	(14)
Portfolio/fund management	581	676	443	(14)	31

Brokerage	153	156	185	(2)	(17)

Loans/deposits	35	41	43	(14)	(18)

Payments, account & remaining financial services	3	3	2	19	27

Other	115	190	58	(39)	100

Total net revenues	887	1,066	731	(17)	21

Provision for loan losses	4	2	—	170	N/M

Provision for off-balance sheet positions	—	—	—	N/M	N/M

Total provision for credit losses	5	2	—	N/M	N/M

Operating cost base	723	796	673	(9)	7

Policyholder benefits and claims	8	11	11	(23)	(21)

Minority interest	3	7	13	(62)	(77)

Restructuring activities	—	(5)	3	N/M	N/M

Goodwill impairment	—	—	—	N/M	N/M

Total noninterest expenses[1]	734	809	700	(9)	5

Therein: Severance payments	9	31	9	(71)	3

Income before income taxes	148	255	31	(42)	N/M

Underlying pre-tax profit	105	250	35	(58)	N/M

Other items:

Net gain on the sale of Passive Asset
Management business	43	—	—	—	—

Additional information:

Cost/income ratio in %	83	76	96	7 ppt	(13) ppt

Underlying cost/income ratio in %	87	75	93	12 ppt	(6) ppt

Assets	34,892	37,559	*	(7)	N/M

Risk-weighted positions (BIS risk positions)	12,816	11,750	12,800	9	—

Average active equity	6,627	6,726	4,904	(1)	35

RoE in %	9	15	3	(6) ppt	6 ppt

Underlying RoE in %	6	15	3	(9) ppt	3 ppt

N/M - Not meaningful
ppt - percentage points
[1]	Excludes provision for off-balance sheet positions (reclassified to provisions for credit losses).
*	Not applicable.

15

Our Asset and Wealth Management Corporate Division recorded income before income taxes of € 148 million, an increase of € 117 million compared to the first quarter of 2002 and a decrease of € 107 million compared to the fourth quarter of 2002.

Net revenues of € 887 million in the first quarter of 2003 were € 156 million higher than those of the first quarter of 2002. Primary reasons for the increase were the impact of the Scudder/RREEF acquisitions in the second quarter of 2002 and a gain of € 43 million on the sale of most of our Passive Asset Management business in the first quarter of 2003. Excluding these effects, net revenues declined mainly due to lower fees from portfolio/fund management products following the sale of most of our Passive Asset Management business and the ongoing weak market conditions in the first quarter of 2003. The decrease of net revenues compared to the fourth quarter of 2002 was primarily attributable to a lower DB Real Estate deal flow and to lower performance-related fees from portfolio/fund management.

Noninterest expenses of € 734 million in the first quarter of 2003 increased by € 34 million compared to the first quarter of 2002. The consolidation effect of Scudder/RREEF of approximately € 160 million was nearly offset by savings in almost all major cost categories. These savings were also the primary reason for the decline of € 75 million in noninterest expenses compared to the fourth quarter of 2002.

16

Private & Business Clients Corporate Division

Private & Business Clients	Three months ended			% change from
Corporate Division	Mar 31,	Dec 31,	Mar 31,	4Q02	1Q02
in € m., except where indicated	2003	2002	2002

Portfolio/fund management	35	53	67	(33)	(47)

Brokerage	274	195	247	40	11

Loans/deposits	561	568	572	(1)	(2)

Payments, account & remaining financial services	187	204	200	(8)	(7)

Other	46	97	822	(53)	(94)

Total net revenues	1,103	1,117	1,908	(1)	(42)

Provision for loan losses	96	44	54	119	78

Provision for off-balance sheet positions	1	(1)	–	N/M	N/M

Total provision for credit losses	96	43	54	125	79

Operating cost base	881	923	1,089	(4)	(19)

Policyholder benefits and claims	–	–	629	N/M	N/M

Minority interest	–	–	5	N/M	N/M

Restructuring activities	–	(1)	243	N/M	N/M

Goodwill impairment	–	–	–	N/M	N/M

Total noninterest expenses[1]	881	922	1,966	(4)	(55)

Therein: Severance payments	22	7	12	N/M	83

Income (loss) before income taxes	126	152	(112)	(17)	N/M

Underlying pre-tax profit	126	164	130	(23)	(4)

Other items:

Net gain on the sale of insurance business	–	(13)	–	–	–

Additional information:

Cost/income ratio in %	80	83	103	(3) ppt	(23) ppt

Underlying cost/income ratio in %	80	82	85	(2) ppt	(5) ppt

Assets	75,737	73,846	*	3	N/M

Risk-weighted positions (BIS risk positions)	49,365	47,743	45,820	3	8

Average active equity	1,448	1,397	1,453	4	–

RoE in %	35	44	(31)	(9) ppt	66 ppt

Underlying RoE in %	35	47	36	(12) ppt	(1) ppt

Results of sold insurance and related activities:

Net revenues	–	(13)	755	–	–

Operating cost base	–	–	97	–	–

Policyholder benefits and claims	–	–	629	–	–

Minority interest	–	–	4	–	–

Total noninterest expenses[1]	–	–	730	–	–

Therein: Severance payments	–	–	1	–	–

Income (loss) before income taxes	–	(13)	25	–	–

N/M - Not meaningful
ppt - percentage points
1	Excludes provision for off-balance sheet positions (reclassified to provisions for credit losses).
*	Not applicable.

17

Income before income taxes of € 126 million in our Private & Business Clients Corporate Division represented an increase of € 238 million compared to the first quarter of 2002, which included restructuring charges primarily for measures to streamline our branch network in Germany. Income before income taxes declined by € 26 million compared to the fourth quarter of 2002 mainly due to higher provision for loan losses. Net revenues were € 1.1 billion in the first quarter of 2003, a decline of € 805 million compared to the first quarter of 2002, which included revenues of € 755 million from insurance and related activities. These businesses were sold in the second quarter of 2002.

The provision for credit losses of € 96 million in the first quarter of 2003 mainly reflected the impact of a deteriorating overall economic environment on the individual financial situation of some of our customers. Noninterest expenses of € 881 million declined by € 1.1 billion compared to the first quarter of 2002, which included a combined € 973 million for policyholder benefits and claims, other expenses related to the sold insurance and related activities as well as restructuring charges. The operating cost base (excluding the sold insurance business) of € 881 million declined by € 111 million compared to the first quarter of 2002 and by € 42 million compared to the fourth quarter of 2002. This decline shows the benefits of the division’s cost reduction initiatives and the restructuring activities in Germany carried out to date.

18

Corporate Investments Group Division

Corporate Investments	Three months ended			% change from
Group Division	Mar 31,	Dec 31,	Mar 31,	4Q02	1Q02
in € m., except where indicated	2003	2002	2002

Net revenues	(1,068)	52	1,154	N/M	N/M

Provision for loan losses	20	39	48	(49)	(59)

Provision for off-balance sheet positions	–	(7)	–	N/M	N/M

Total provision for credit losses	20	32	48	(36)	(58)

Operating cost base	239	330	307	(28)	(22)

Minority interest	(13)	11	(1)	N/M	N/M

Restructuring activities	–	–	1	N/M	N/M

Goodwill impairment	114	62	–	84	N/M

Total noninterest expenses[1]	340	403	307	(16)	11

Therein: Severance payments	6	8	1	(31)	N/M

Income (loss) before income taxes	(1,428)	(383)	799	N/M	N/M

Underlying pre-tax profit	(160)	(418)	(259)	(62)	(38)

Other items:

Net losses from businesses disposed/held for sale	(47)	(70)	–	(32)	–

Significant equity pick ups/write-downs	(715)	(366)	–	95	–

Net gains/losses from industrial holdings	(210)	533	1,059	N/M	N/M

Net losses from other securities available for sale	(182)	–	–	–	–

Additional information:

Cost/income ratio in %	N/M	N/M	27	N/M	N/M

Underlying cost/income ratio in %	N/M	N/M	N/M	N/M	(47) ppt

Assets	25,462	26,536	*	(4)	N/M

Risk-weighted positions (BIS risk positions)	18,116	19,219	54,474	(6)	(67)

Average active equity	6,347	5,408	7,546	17	(16)

RoE in %	(90)	(28)	42	(62) ppt	(132) ppt

Underlying RoE in %	(10)	(31)	(14)	21 ppt	4 ppt

N/M - Not meaningful
ppt - percentage points
[1]	Excludes provision for off-balance sheet positions (reclassified to provisions for credit losses).
*	Not applicable.

19

The Corporate Investments Group Division reported a loss before income taxes of € 1.4 billion in the first quarter of 2003 compared to income before income taxes of € 799 million in the same period in 2002 and a loss before income taxes of € 383 million in the fourth quarter of 2002. The 2003 first quarter results included net charges of € 1.3 billion which are highlighted in the discussion of net charges above.

Net revenues were negative € 1.1 billion in the first quarter of 2003, a decrease of € 2.2 billion compared to the same period in 2002. Net revenues in the fourth quarter of 2002 were € 52 million.

Based on the regular review of principal investments, and taking into account the difficult market conditions in the first quarter of 2003, we recorded net losses of € 638 million from investments accounted for under the equity method. These losses comprised principally the write-off of € 490 million of our investment in Gerling-Konzern Versicherungs-Beteiligungs-AG, and also reflected net losses from other equity method investments in our Private Equity portfolio. Additional net write-downs of € 77 million were related to other investments in our Private Equity portfolio. The continuing decline in the equity markets resulted in net losses of € 392 million for impairments deemed other-than-temporary on our securities available for sale portfolio with the largest losses recorded on our investments in EFG Eurobank, Fiat and mg technologies. Revenues in the first quarter of 2003 also included net losses of € 47 million related to sold businesses and businesses held for sale.

Net revenues in the first quarter of 2002 of € 1.2 billion included € 1.0 billion of net gains from sales from our industrial holdings portfolio. These gains primarily related to the partial sale of our stake in Munich Re and to a lesser extent to the sale of some of our interest in Allianz AG.

In the fourth quarter of 2002, net revenues of € 52 million were impacted by a loss of € 179 million from our equity method investment in Gerling-Konzern Versicherungs-Beteiligungs-AG, by € 187 million net loss from equity method investments/net write-downs mainly related to private equity investments and by net losses of € 70 million on the sale of businesses and businesses held for sale. These losses were offset by net gains of € 533 million mainly from the sale of our stakes in Deutsche Borse AG, RWE AG, Buderus AG and Continental AG as well as a gain from the reduction of our stake in Südzucker AG.

The provision for credit losses was € 20 million in the first quarter of 2003 compared to € 48 million in the same period in 2002. The € 28 million decline was primarily attributable to the reduction of credit exposure related to the deemed sale of the EUROHYPO business and the sale of most of our North American financial services businesses.

20

Total noninterest expenses increased in the first quarter of 2003 by € 33 million compared to the first quarter of 2002 and decreased by € 63 million compared to the fourth quarter of 2002. The increase was driven by a goodwill impairment charge of € 114 million following recent decisions relating to the private equity fee-based businesses. In contrast the operating cost base decreased by € 68 million after the disposal of the above-mentioned businesses and the management buyout of 80 % of our late-stage Private Equity portfolio in the first quarter of 2003. The first quarter of 2003 operating cost base included provisions of € 67 million related to sublease losses and other costs of eliminating excess space resulting from headcount reductions and the sale of businesses. The fourth quarter of 2002 operating cost base included a charge of € 60 million related to the buyout of our coinvestment plans.

In the fourth quarter of 2002, we recorded a goodwill impairment charge of € 62 million related to a significant portion of the Private Equity reporting unit, which was then classified as held for sale.

21

Independent Accountants’ Review Report

The Supervisory Board of Deutsche Bank Aktiengesellschaft

We have reviewed the accompanying balance sheet of Deutsche Bank Aktiengesellschaft and subsidiaries (Deutsche Bank Group) as of March 31, 2003, and the related statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the three months ended March 31, 2003 and 2002. These financial statements are the responsibility of Deutsche Bank Group’s management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprufungsgesellschaft

Frankfurt am Main, April 29, 2003

22

Income Statement

Deutsche Bank Group

Income Statement	Three months ended
in € m.	Mar 31, 2003	Mar 31, 2002

Net interest revenues	1,306	1,725

Provision for loan losses	380	270

Net interest revenues after provision for loan losses	926	1,455

Commissions and fees from fiduciary activities	830	842

Commissions, broker’s fees, markups on securities underwriting and other securities activities	855	1,153

Fees for other customer services	627	640

Insurance premiums	29	634

Trading revenues, net	1,784	1,399

Net gains (losses) on securities available for sale	(396)	1,038

Net loss from equity method investments	(646)	(59)

Other revenues	605	175

Total noninterest revenues	3,688	5,822

Compensation and benefits	2,582	2,872

Net occupancy expense of premises	366	326

Furniture and equipment	42	58

IT costs	473	602

Agency and other professional service fees	131	201

Communication and data services	169	175

Policyholder benefits and claims	28	654

Other expenses	477	779

Goodwill impairment	114	–

Restructuring activities	(2)	340

Total noninterest expenses	4,380	6,007

Income before income tax expense and cumulative effect of accounting changes	234	1,270

Income tax expense	423	6

Income tax expense from the reversing effect of the change in effective tax rate	30	704

Income (loss) before cumulative effect of accounting changes, net of tax	(219)	560

Cumulative effect of accounting changes, net of tax	–	37

Net income (loss)	(219)	597

Earnings per share	Three months ended
in €	Mar 31, 2003	Mar 31, 2002

Basic

Income (loss) before cumulative effect of accounting changes, net of tax	(0.37)	0.89

Cumulative effect of accounting changes, net of tax	–	0.06

Reported net income (loss)	(0.37)	0.95

Diluted

Income (loss) before cumulative effect of accounting changes, net of tax	(0.37)	0.88

Cumulative effect of accounting changes, net of tax	–	0.06

Reported net income (loss)	(0.37)	0.94

Denominator for basic earnings per share – weighted-average shares outstanding	586,855,453	627,234,670

Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions (for Q1 2002)	586,855,453	632,835,531

23

Statement of Comprehensive Income

Deutsche Bank Group

Statement of Comprehensive Income	Three months ended
in € m.	Mar 31, 2003	Mar 31, 2002

Net income (loss)	(219)	597

Deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany	30	704

Unrealized gains/losses on securities available for sale
Unrealized net gains (losses) arising during the period, net of tax and other	(878)	499
Net reclassification adjustment for realized net (gains) losses, net of applicable tax and other	553	(976)

Unrealized net losses on derivatives hedging variability of cash flows, net of tax	(25)	(5)

Foreign currency translation
Unrealized net gains (losses) arising during the period, net of tax	(141)	67
Net reclassification adjustment for realized net (gains) losses, net of tax	(41)	—

Total other comprehensive income (loss)	(502)	289

Comprehensive income (loss)	(721)	886

24

Balance Sheet

Deutsche Bank Group

Assets in € m.	Mar 31, 2003	Dec 31, 2002

Cash and due from banks	6,497	8,979

Interest-earning deposits with banks	22,659	25,691

Central bank funds sold and securities purchased under resale agreements	120,899	117,689

Securities borrowed	71,278	37,569

Trading assets	305,304	297,062

Securities available for sale	21,026	21,619

Other investments	9,281	10,768

Loans, net	167,524	167,303

Premises and equipment, net	7,823	8,883

Goodwill	7,686	8,372

Other intangible assets, net	1,338	1,411

Other assets related to insurance business	7,454	7,797

Due from customers on acceptances	61	99

Accrued interest receivable	3,798	4,208

Other assets	49,625	40,905

Total assets	802,253	758,355

Liabilities and Shareholders’ Equity in € m.	Mar 31, 2003	Dec 31, 2002

Noninterest-bearing deposits
Domestic offices	20,297	21,960
Foreign offices	6,748	8,598

Interest-bearing deposits
Domestic offices	89,461	95,033
Foreign offices	212,299	202,034

Total deposits	328,805	327,625

Trading liabilities	140,757	131,212

Central bank funds purchased and securities sold under repurchase agreements	116,113	90,709

Securities loaned	11,416	8,790

Other short-term borrowings	15,424	11,573

Acceptances outstanding	60	99

Insurance policy claims and reserves	8,199	8,557

Accrued interest payable	4,299	4,668

Other liabilities	41,073	37,695

Long-term debt	103,408	104,055

Trust preferred securities	2,978	3,103

Obligation to purchase common shares	278	278

Total liabilities	772,810	728,364

Common shares, no par value, nominal value of € 2.56	1,592	1,592

Additional paid-in capital	11,163	11,199

Retained earnings	21,525	22,087

Common shares in treasury, at cost	(1,576)	(1,960)

Equity classified as obligation to purchase common shares	(278)	(278)

Share awards	1,123	955

Accumulated other comprehensive income
Deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany	(3,013)	(3,043)
Unrealized net gains (losses) on securities available for sale, net of applicable tax and other	(169)	156
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(24)	1
Minimum pension liability, net of tax	(8)	(8)
Foreign currency translation, net of tax	(892)	(710)

Total accumulated other comprehensive income	(4,106)	(3,604)

Total shareholders’ equity	29,443	29,991

Total liabilities and shareholders’ equity	802,253	758,355

25

Statement of Changes in Shareholders’ Equity

Deutsche Bank Group

Statement of Changes in Shareholders’ Equity	Three months ended
in € m.	Mar 31, 2003	Mar 31, 2002

Common shares
Balance, beginning of year	1,592	1,591
Common shares distributed under employee benefit plans	–	–
Balance, end of period	1,592	1,591

Additional paid-in capital
Balance, beginning of year	11,199	11,253
Net losses on treasury shares sold	(36)	(4)
Other	–	52
Balance, end of period	11,163	11,301

Retained earnings
Balance, beginning of year	22,087	22,619
Net income (loss)	(219)	597
Net losses on treasury shares sold	(311)	–
Other	(32)	(18)
Balance, end of period	21,525	23,198

Common shares in treasury, at cost
Balance, beginning of year	(1,960)	(479)
Purchases of shares	(6,454)	(5,458)
Sale of shares	6,837	5,609
Treasury shares distributed under employee benefit plans	1	2
Balance, end of period	(1,576)	(326)

Equity classified as obligation to purchase common shares
Balance, beginning of year	(278)	–
Additions	–	–
Deductions	–	–
Balance, end of period	(278)	–

Share awards – common shares issuable
Balance, beginning of year	1,955	1,666
Deferred share awards granted, net	980	1,102
Deferred shares distributed	(1)	(6)
Balance, end of period	2,934	2,762

Share awards – deferred compensation
Balance, beginning of year	(1,000)	(767)
Deferred share awards granted, net	(980)	(1,102)
Amortization of deferred compensation, net	169	635
Balance, end of period	(1,811)	(1,234)

Accumulated other comprehensive income
Balance, beginning of year	(3,604)	4,310
Change in deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany	30	704
Change in unrealized net gains/losses on securities available for sale, net of applicable tax and other	(325)	(477)
Change in unrealized net gains/losses on derivatives hedging variability of cash flows, net of tax	(25)	(5)
Foreign currency translation, net of tax	(182)	67
Balance, end of period	(4,106)	4,599

Total shareholders’ equity, end of period	29,443	41,891

26

Cash Flow Statement

Deutsche Bank Group

Cash Flow Statement	Three months ended
in € m.	Mar 31, 2003	Mar 31, 2002

Net income (loss)	(219)	597

Adjustments to reconcile net income (loss) to net cash used in operating activities
Provision for loan losses	380	270
Restructuring activities	(2)	340
Gain on sale of securities available for sale, other investments, loans and other	(618)	(1,372)
Deferred income taxes, net	137	348
Impairment, depreciation and other amortization and accretion	1,561	454
Cumulative effect of accounting changes, net of tax	–	(37)
Share of net loss (income) from equity method investments	78	(25)

Income adjusted for noncash charges, credits and other items	1,317	575

Net change in
Trading assets	(7,984)	(9,405)
Other assets	(8,520)	(7,724)
Trading liabilities	9,545	2,391
Other liabilities	3,017	(4,387)
Other, net	(223)	(10)

Net cash used in operating activities	(2,848)	(18,560)

Net change in
Interest-earning deposits with banks	3,163	2,062
Central bank funds sold and securities purchased under resale agreements	(3,210)	(1,160)
Securities borrowed	(33,709)	(20,144)
Loans	(3,270)	2,753
Proceeds from
Sale of securities available for sale	4,083	9,157
Maturities of securities available for sale	1,289	918
Sale of other investments	343	610
Sale of loans	1,959	6,974
Sale of premises and equipment	514	33
Purchase of
Securities available for sale	(5,905)	(6,317)
Other investments	(688)	(1,578)
Loans	(1,414)	(2,698)
Premises and equipment	(297)	(542)
Net cash received for business combinations/divestitures	1,522	23
Other, net	45	186

Net cash used in investing activities	(35,575)	(9,723)

Net change in
Deposits	1,180	(2,953)
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	30,300	21,421
Other short-term borrowings	1,581	6,457
Issuances of long-term debt and trust preferred securities	7,133	13,314
Repayments and extinguishments of long-term debt and trust preferred securities	(3,812)	(10,510)
Issuances of common shares	–	–
Purchases of treasury shares	(6,454)	(5,458)
Sale of treasury shares	6,413	5,573
Cash dividends paid	–	–
Other, net	(39)	(76)

Net cash provided by financing activities	36,302	27,768

Net effect of exchange rate changes on cash and due from banks	(361)	28

Net decrease in cash and due from banks	(2,482)	(487)
Cash and due from banks, beginning of period	8,979	10,388
Cash and due from banks, end of period	6,497	9,901

Interest paid	5,963	9,274
Income taxes paid, net	297	429

27

Basis of Presentation

The accompanying consolidated financial statements as of March 31, 2003 and 2002 and for the three-month periods then ended are unaudited and include the accounts of Deutsche Bank AG and its subsidiaries (collectively, the Deutsche Bank Group or the Company). In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations, financial position and cash flows have been reflected. Certain prior period amounts have been reclassified to conform to the current presentation. The results reported in these financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. The financial statements included in this interim report should be read in conjunction with the consolidated financial statements and related notes included in the Company’s 2002 Annual Report and Form 20-F.

Certain financial statement information that is normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. Following is supplementary information on the impact of changes in accounting principles and on the income statement, the balance sheet and segment information.

28

Accounting Method Required by U.S. GAAP for the 1999 and 2000 Change in German Tax Rates

A detailed description of the accounting method required by U.S. GAAP is given on pages 75 to 77 of our Form 20-F filed March 27, 2003 and on pages 61 to 64 of our Annual Report for 2002. We summarize this description below:

Securities held for investment purposes and to be sold later (except for debt securities held to maturity) are reported under U.S. GAAP as securities available for sale. They include our industrial shareholdings, which are reported at market value.

The difference between the cost of securities available for sale and their market values is allocated to other comprehensive income (OCI) in shareholders’ equity as an unrealized gain or unrealized loss with no impact on the income statement. At each balance sheet date, the changes in value of these securities due to market value fluctuations are credited or debited directly to the OCI account, i.e. they do not affect the income statement.

If the profits on the sale of securities available for sale are taxable, the unrealized gains recorded in OCI must be adjusted for the notional deferred tax burden attributable to them. This adjustment is also made with no impact on the income statement through the formation of a deferred tax liability with a corresponding debit to OCI included in shareholders’ equity. The Tax Reform Act was enacted in October 2000 and stipulated that profits on the sale of shareholdings in German corporations were exempt from tax beginning January 1, 2002. For our Consolidated Financial Statements for 2000, this meant that, owing to the abolition of the tax obligation, the respective deferred tax liability formed in connection with the unrealized gains had to be released. According to U.S. GAAP however, this release could not, in contrast to the procedure on formation, be effected through OCI with no impact on the income statement. On the contrary, the release had to be reported as a credit in the tax line of the income statement. This increased the after-tax income “artificially”, since the gains were still unrealized as the securities were not yet sold.

After sales of industrial shareholdings and market value changes in 2000, the industrial shareholdings of DB Industrial Holdings, which holds most of these industrial holdings, were reported as of December 31, 2000 with the values shown in the table on the following page. The deferred tax liability on unrealized gains had to be released in the manner described above in the amount of € 6.5 billion.

Deferred Tax in OCI

As stated, the deferred tax liability was formed through OCI and reported as an offset to unrealized gains. The release of the deferred tax liability through the income statement did not affect the offset amount on OCI. It remains fixed in the amount determined at the date of the release of the deferred tax liability until such time as the securities are sold. Market price changes since the effective date of the tax rate change have no influence on the deferred tax amount.

29

The following table presents the level of unrealized gains (losses) and related effects for available for sale equity securities of DB Industrial Holdings, which reflect both the significant reductions in market prices since the effective date of the tax rate change and dispositions of industrial holdings. The deferred tax amount relating to the securities not sold has been frozen based on the level of market prices in 1999 and 2000.

in € bn.	Mar 31, 2003	Dec 31, 2002	Dec 31, 2001	Dec 31, 2000

Market value	4.5	5.3	14.1	17.5

Cost	4.7	5.0	5.7	5.6

Net unrealized gains (losses) in Other Comprehensive Income	(0.2)	0.3	8.4	11.9

Less deferred tax relating to 1999 and 2000 tax rate changes in Germany	2.9	2.9	5.5	6.5

Other Comprehensive Income, net	(3.1)	(2.6)	2.9	5.4

Income Tax Expense from the Reversing Effect of the Change in Effective Tax Rate

As a consequence, the accounting for income tax rate changes related to eligible equity securities may result in significant impacts on our results of operations in periods in which we sell these securities. This effect is illustrated in 2002 and 2001 when we sold portions of our eligible equity securities. The gains resulting from most of these sales were not subject to tax. We reversed the deferred taxes which had accumulated in OCI, through December 31, 2000, in respect of these securities. We recognized these reversals as tax expense of € 30 million for the first quarter 2003, € 2.8 billion in fiscal 2002 and € 995 million in fiscal 2001 even though there is no tax actually payable on the gains.

Neither the release of the deferred tax liability with an impact on the income statement nor the reversal of the offset amount in OCI with an impact on the income statement has an economic effect. They do not affect the bank’s tax position vis-a-vis the tax authorities. The initial release did not lead to a tax refund from the tax authorities and likewise, the sale and the reversal of the offset amount will not create a tax liability to the tax authorities.

Neither the initial release of the deferred tax liabilitiy nor the unrealized gains and losses from securities available for sale are included in regulatory core capital nor in the calculation of our adjusted RoE. The entire procedure is a U.S. GAAP specific accounting requirement. We believe that the economic effects of the tax rate changes are not appropriately reflected in the individual periods up to and including the period of the sale.

30

Impact of Changes in Accounting Principles

SFAS 146

Effective January 1, 2003, the Group adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 replaces the guidance provided by EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 did not have a material impact on the Group’s consolidated financial statements.

FIN 45

Effective January 1, 2003, the Group adopted the accounting provisions of FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires the recognition of a liability for the fair value at inception of guarantees entered into or modified after December 31, 2002. FIN 45 also addresses the disclosure to be made by a guarantor in its financial statements about its guarantee obligations. The adoption of FIN 45 did not have a material impact on the Group’s consolidated financial statements.

SFAS 148

The Group adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) prospectively for all employee awards granted, modified or settled after January 1, 2003. This prospective adoption is one of the methods provided for under SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” Generally, the fair value-based method under SFAS 123 results in higher compensation expense for stock options depending on the significant terms, such as the number of shares and exercise price, of the options being granted.

The majority of the Group’s stock option awards are granted on a date shortly after the end of the performance year with an effective date as of the end of the performance year. The potential impact, if any, on the Group’s consolidated financial statements of prospectively adopting the fair value provisions of SFAS 123 on future option awards and other share-based compensation plans is currently being evaluated.

31

FIN 46

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 requires a company to consolidate entities that do not have sufficient independent equity if the company will absorb a majority of the entity’s expected losses, or receive the majority of the entity’s expected residual gains, or both. Securitization vehicles that are qualifying special purpose entities under SFAS 140 are excluded from the new rule and remain unconsolidated. The Interpretation is effective immediately for entities established after January 31, 2003, and is effective July 1, 2003, for entities created before February 1, 2003.

When this Interpretation becomes fully effective on July 1, 2003 it is reasonably possible that the Group will be required to consolidate or provide disclosures for entities which had total assets of € 45 billion at December 31, 2002.

Obligation to Purchase Common Shares

The Group has entered into forward purchases of Deutsche Bank shares as part of a share buy-back program. The cash redemption amounts of these forwards are reported as obligation to purchase common shares and result in a reduction of shareholders’ equity with an equal amount reported under liabilities.

32

Information on the Income Statement

Deutsche Bank Group

Net Interest Revenues

	Three months ended
in € m.	Mar 31, 2003	Mar 31, 2002

Interest revenues	6,901	10,048

Interest expense	5,595	8,323

Net interest revenues	1,306	1,725

Commissions and Fee Revenues

	Three months ended
in € m.	Mar 31, 2003	Mar 31, 2002

Commissions and fees from fiduciary activities	830	842
Commissions for administration	109	146
Commissions for assets under management	705	684
Commissions for other securities business	16	12

Commissions, broker’s fees, markups on securities
underwriting and other securities activities	855	1,153
Underwriting and advisory fees	343	478
Brokerage fees	512	675

Fees for other customer services	627	640

Total	2,312	2,635

Net Gains (Losses) on Securities Available for Sale

	Three months ended
in € m.	Mar 31, 2003	Mar 31, 2002

Debt securities – gross realized gains	14	86
Debt securities – gross realized losses[1]	(13)	(90)
Equity securities – gross realized gains	25	1,335
Equity securities – gross realized losses[1]	(422)	(293)

Total	(396)	1,038

[1]	Includes write-downs for other-than-temporary impairment.

33

SFAS 123 Pro-forma-Information

	Three months ended
in € m.	Mar 31, 2003	Mar 31, 2002

Net income (loss), as reported	(219)	597

Add: Share-based compensation expense included
in reported net income (loss), net of related tax effects[1]	98	11

Deduct: Share-based compensation expense
determined under fair value method for all awards,
net of related tax effects[1]	(10)	(24)

Pro forma net income (loss)	(130)	583

Earnings (loss) per share
Basic – as reported	€ (0.37)	€ 0.95
Basic – pro forma	€ (0.22)	€ 0.93
Diluted – as reported	€ (0.37)	€ 0.94
Diluted – pro forma	€ (0.22)	€ 0.92

[1]	Amounts for the three months ended March 31, 2003 and 2002 do not reflect any share-based awards related to the 2003 and 2002 performance year, respectively. The majority of our share-based awards are granted on a date shortly after the end of the performance year with an effective date as of the end of the performance year.

34

Information on the Balance Sheet

Deutsche Bank Group

Trading Assets

in € m.	Mar 31, 2003	Dec 31, 2002

Bonds and other fixed-income securities	182,222	175,042

Equity shares and other variable-yield securities	41,270	47,354

Positive market values from derivative financial
instruments[1]	70,692	65,729

Other trading assets[2]	11,120	8,937

Total	305,304	297,062

[1]	Derivatives under master netting agreements are shown net.
[2]	Includes loans held for sale.

Trading Liabilities

in € m.	Mar 31, 2003	Dec 31, 2002

Bonds and other fixed-income securities	56,005	51,124

Equity shares and other variable-yield securities	20,000	17,987

Negative market values from derivative financial instruments[1]	64,752	62,101

Total	140,757	131,212

[1]	Derivatives under master netting agreements are shown net.

Securities Available for Sale

	Mar 31, 2003				Dec 31, 2002
	Fair value	Gross unrealized holding			Fair value	Gross unrealized holding
in € m.		gains	losses	Amortized cost		gains	losses	Amortized cost

Debt securities	13,364	303	(149)	13,210	13,652	292	(68)	13,428

Equity securities	7,662	271	(622)	8,013	7,967	783	(651)	7,835

Total	21,026	574	(771)	21,223	21,619	1,075	(719)	21,263

Problem Loans

	Mar 31, 2003			Dec 31, 2002
in € bn.	Impaired loans	Nonperforming homogeneous Loans	Total	Impaired loans	Nonperforming homogeneous loans	Total

Nonaccrual loans	6.8	1.7	8.5	8.5	1.6	10.1

Loans 90 days or more past due and still accruing	0.3	0.3	0.6	0.2	0.3	0.5

Troubled debt restructurings	0.2	–	0.2	0.2	–	0.2

Total	7.3	2.0	9.3	8.9	1.9	10.8

35

Allowances for Credit Losses
Allowances for on-balance sheet positions	Three months ended
in € m.	Mar 31, 2003	Mar 31, 2002

Balance, beginning of year	4,317	5,585

Provision for loan losses	380	270

Net charge-offs	(602)	(503)
Charge-offs	(633)	(520)
Recoveries	31	17

Allowance related to acquisitions/divestitures	(104)	–

Foreign currency translation	(76)	25

Balance, end of period	3,915	5,377

Allowances for off-balance sheet positions	Three months ended
in € m.	Mar 31, 2003	Mar 31, 2002

Balance, beginning of year	485	496

Provision for credit losses on lending-related
commitments	(30)	114

Allowance related to acquisitions/divestitures	(3)	–

Foreign currency translation	(6)	1

Balance, end of period	446	611

Other Short-term Borrowings

in € m.	Mar 31, 2003	Dec 31, 2002

Commercial paper	5,146	4,320

Other	10,278	7,253

Total	15,424	11,573

36

Long-term Debt

in € m.	Mar 31, 2003	Dec 31, 2002

Senior debt
Bonds and notes
Fixed rate	52,252	52,613
Floating rate	41,847	42,046

Subordinated debt
Bonds and notes
Fixed rate	7,195	7,190
Floating rate	2,114	2,206

Total	103,408	104,055

Liability for Restructuring Activities

in € m.		Total

As of Dec 31, 2002		206

Additions		–

Utilization		68

Releases		2

Reductions due to exchange rate fluctuations (net)		(6)

As of Mar 31, 2003		130

37

Segment Information

From the beginning of 2003, the Group revised its management reporting systems to reflect changes in the organizational structure of its divisions and to reflect changes in management responsibility for certain businesses. Prior periods have been restated to conform to the current year’s presentation.

Changes in the Organizational Structure

As of January 1, 2003 the Group completed the realignment of its Private Clients and Asset Management Group Division (PCAM). PCAM was re-segmented from the three corporate divisions Asset Management, Private Banking and Personal Banking into the two new corporate divisions Asset and Wealth Management (AWM) and Private & Business Clients (PBC). The corporate division Asset and Wealth Management incorporates the former Asset Management Corporate Division and a new business division called Private Wealth Management, which globally focuses on serving Private Banking clients classified as ultra high net worth individuals (UHNW). Within the new corporate division Private & Business Clients, the former Personal Banking clients, Private Banking clients not classified as UHNW as well as small-corporate customers have been combined. This new corporate division serves private individuals, affluent clients, and small business clients in line with their needs in the Group’s key markets.

Until December 31, 2002 the Group had a service function called DB Services that provided corporate services, information technology, consulting and transaction services to the entire organization. As of January 1, 2003, these service functions were moved into the group divisions and the Corporate Center. The goal of this realignment is to incorporate the business-related activities directly into the relevant business area.

Changes in Management Responsibility

The following significant changes in management responsibility have been implemented during the first quarter of 2003:
-	The Private Clients Services business was transferred from the Corporate Banking & Securities Corporate Division (part of Corporate and Investment Bank Group Division; CIB) to the Asset and Wealth Management Corporate Division (part of PCAM Group Division).
-	In connection with the realignment of PCAM, small corporate German customers, which had been assigned to CIB before, were transferred to Private & Business Clients.
-	The Private Equity Fund of Funds Group, formerly reported under the group division Corporate Investments, joined “Deutsche Asset Management”, which is part of PCAM. In addition the third party funds business in Australia was transferred from Corporate Investment to Asset Management.
-	The Group transferred its Italian financial advisor network (“Finanza & Futuro Banca”), previously reported under Asset Management, to Private & Business Clients.

38

Change in the Capital Allocation Framework

The Group further refined its framework of allocating average active equity to the segments. The overriding objective remains to link the allocation mechanism with the economic risk positions of a segment. Hence, to further increase the risk sensitivity of the framework, the Group decided to include goodwill and other intangible assets along with economic capital as additional driver of the book equity allocation. For the restated full-year 2002 this meant that the € 3.8 billion average active equity formerly booked in “Adjustments” has now been allocated to the segments.

Changes in the Format of Segment Disclosure

The most significant changes are as follows:
-	The Group now discloses, “other items” and “underlying pre-tax profit”, the ratios “underlying cost/income ratio” and “underlying RoE” (pre-tax) for its segments.
-	The Group now includes severance payments and minority interest in underlying pre-tax profit, which is defined as income before income taxes excluding other items, goodwill impairment and restructuring activities.
-	The Group, therefore, now separately discloses goodwill impairment, restructuring activities, minority interest and severance payments in order to provide more transparency. Previously these items were combined under the definition “nonoperating costs”.
-	The “operating cost base” is now defined as noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims, minority interest, restructuring activities and goodwill impairment.
-	The Group has refined some revenue components to reflect current business practice. For instance, revenues from insurance business are no longer disclosed separately, as the major part of it was sold in the second quarter of 2002.

39

Divestitures during the First Quarter of 2003

Significant divestitures impacting segmental results of operations are described below:
-	On January 31, 2003 the Group closed the sale of most of its Passive Asset Management business to Northern Trust Corp.
-	The Group sold substantial parts of its Global Securities Services business to State Street Corporation effective January 31, 2003. The business units included in the sale were Global Custody, Global Funds Services (including Depotbank services), Agency Securities Lending, Global Performance Measurement and Benefit Payments businesses, which were previously included in the Global Transaction Banking Corporate Division.
-	In January 2003 part of the German commercial real estate financing activities were transferred to EUROHYPO AG, an entity resulting from the merger of the Group’s mortgage bank subsidiary “EUROHYPO AG Europaische Hypothekenbank der Deutschen Bank” with the mortgage bank subsidiaries of Dresdner Bank AG and Commerzbank AG in 2002.
-	In February 2003 the Group completed the sale of 80 % of its late-stage private equity portfolio, which had been managed under the Corporate Investments Group Division.

40

Segmental Results of Operations
in € m.	Corporate and Investment Bank	Private Clients and Asset Management	Corporate Investments	Total Management Reporting

Three months ended Mar 31, 2003

Net revenues	4,130	1,990	(1,068)	5,052

Provision for loan losses	260	100	20	380

Provision for off-balance sheet positions	(31)	1	–	(30)

Total provision for credit losses	229	101	20	350

Operating cost base[1]	2,455	1,604	239	4,298

Policyholder benefits and claims	–	8	–	8

Minority interest	3	3	(13)	(7)

Restructuring activities	(2)	–	–	(2)

Goodwill impairment	–	–	114	114

Total noninterest expenses[2]	2,456	1,615	340	4,411

Therein: Severance payments	68	31	6	105

Income (loss) before income taxes	1,445	274	(1,428)	291

Three months ended Mar 31, 2002

Net revenues	3,836	2,639	1,154	7,629

Provision for loan losses	169	54	48	271

Provision for off-balance sheet positions	114	–	–	114

Total provision for credit losses	283	54	48	385

Operating cost base[1]	2,891	1,762	307	4,960

Policyholder benefits and claims	–	640	–	640

Minority interest	6	18	(1)	23

Restructuring activities	93	246	1	340

Goodwill impairment	–	–	–	–

Total noninterest expenses[2]	2,990	2,666	307	5,963

Therein: Severance payments	31	21	1	53

Income (loss) before income taxes	563	(81)	799	1,281

[1]	Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims, minority interest, restructuring activities and goodwill impairment.
[2]	Excludes provision for off-balance sheet positions (reclassified to provisions for credit losses).

41

Segmental Results of Operations	Corporate and Investment Bank		Private Clients and Asset Mangement
in € m.	Corporate Banking & Securities	Global Transaction Banking	Asset and Wealth Management	Private & Business Clients

Three months ended Mar 31, 2003

Net revenues	3,097	1,033	887	1,103

Provision for loan losses	250	10	4	96

Provision for off-balance sheet positions	(15)	(16)	–	1

Total provision for credit losses	236	(7)	5	96

Operating cost base[1]	1,986	469	723	881

Policyholder benefits and claims	–	–	8	–

Minority interest	3	–	3	–

Restructuring activities	–	(2)	–	–

Goodwill impairment	–	–	–	–

Total noninterest expenses[2]	1,989	467	734	881

Therein: Severance payments	63	5	9	22

Income before income taxes	873	572	148	126

Three months ended Mar 31, 2002

Net revenues	3,141	695	731	1,908

Provision for loan losses	175	(6)	–	54

Provision for off-balance sheet positions	54	60	–	–

Total provision for credit losses	229	54	–	54

Operating cost base[1]	2,321	570	673	1,089

Policyholder benefits and claims	–	–	11	629

Minority interest	5	1	13	5

Restructuring activities	93	–	3	243

Goodwill impairment	–	–	–	–

Total noninterest expenses[2]	2,419	571	700	1,966

Therein: Severance payments	27	4	9	12

Income (loss) before income taxes	493	70	31	(112)

[1]	Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims, minority interest, restructuring activities and goodwill impairment.
[2]	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

42

Reconciliation of the Results of Total Management Reporting to the Group in € m.	Total Management Reporting	Adjustments	Total Consolidated

Three months ended Mar 31, 2003

Net revenues	5,052	(58)	4,994

Provision for loan losses	380	–	380

Provision for off-balance sheet positions	(30)	–	(30)

Remaining noninterest expenses[1]	4,411	(1)	4,410

Total noninterest expenses	4,381	(1)	4,380

Income before income taxes	291	(57)	234

Assets	791,081	11,172	802,253

Average active equity	29,292	87	29,379

Average unrealized gains on securities available for sale, net of tax	(3,076)	(3,076)

Average deferred taxes accumulated due to changes in effective tax rates and the reversing effect	–	3,081	3,081

Average dividends	–	875	875

Average total shareholders’ equity	29,292	967	30,259

Three months ended Mar 31, 2002

Net revenues	7,629	(82)	7,547

Provision for loan losses	271	(1)	270

Provision for off-balance sheet positions	114	–	114

Remaining noninterest expenses[1]	5,963	(70)	5,893

Total noninterest expenses	6,077	(70)	6,007

Income before income taxes	1,281	(11)	1,270

Assets[2]	750,238	8,117	758,355

Average active equity	30,765	–	30,765

Average unrealized gains on securities available for sale, net of tax	–	2,977	2,977

Average deferred taxes accumulated due to changes in effective tax rates and the reversing effect	–	5,905	5,905

Average dividends	–	875	875

Average total shareholders’ equity	30,765	9,757	40,523

[1]	Excludes provision for off-balance sheet positions.
[2]	As of December 31, 2002.

For the first quarters 2003 and 2002 the adjustments, recorded to reconcile the total results according to management reporting to the consolidated financial statements, include differences in accounting methods used for management reporting versus U.S. GAAP and corporate items, which are not under the responsibility of the segments.

For further information regarding the nature of these items, please refer to our Annual Report 2002 footnote section, note 28.

43

Other Information

Deutsche Bank Group

Financial Instruments with Off-Balance Sheet Credit Risk

Financial instruments with off-balance sheet credit risk
in € m.	Mar 31, 2003	Dec 31, 2002

Commitments to extend credit
Fixed rates[1]	24,717	21,724
Variable rates[2]	75,802	81,802

Financial guarantees, standby letters of credit and performance guarantees	30,050	32,643

[1]	Includes commitments to extend commercial letters of credit and guarantees of € 1.8 billion and € 2.2 billion at March 31, 2003 and December 31, 2002, respectively.
[2]	Includes commitments to extend commercial letters of credit and guarantees of € 1.2 billion and € 1.3 billion at March 31, 2003 and December 31, 2002, respectively.

Value-at-risk

Value-at-risk by risk category[1]	Value-at-risk total		Interest rate risk		Equity price risk		Commodity price risk		Foreign exchange risk

in € m.	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

Value-at-risk[2]	39.81	32.94	44.20	29.12	16.95	13.75	3.61	5.73	6.19	6.84

Minimum value-at-risk[3]	32.27	29.36	27.62	24.67	12.97	13.43	3.61	2.28	3.17	2.64

Maximum value-at-risk[3]	50.23	88.86	46.37	58.48	24.50	89.26	16.70	8.66	14.39	29.25

Average value-at-risk[3]	37.26	42.38	34.12	35.63	18.66	24.28	6.84	5.35	6.44	8.02

[1]	All figures for 1-day holding period; 99 % confidence level (CIB trading positions only).
[2]	Figures for 2002 as of December 31, 2002; figures for 2003 as of March 31, 2003.
[3]	Amounts show the bands within which the values fluctuated during the period January 1 - March 31, 2003 and the year 2002, respectively.

44

Capital According to BIS

in € m.	Mar 31, 2003	Dec 31, 2002

Tier I

Common shares	1,592	1,592

Additional paid-in capital	11,163	11,199

Retained earnings, consolidated profit, treasury shares,
cumulative translation adjustment, share awards	19,897	20,089

Minority interests	257	401

Noncumulative trust preferred securities	2,208	2,287

Other (equity contributed by silent partners)	656	686

Items deducted (principally goodwill and tax effect of
available for sale securities)	(12,837)	(13,512)

Total core capital	22,936	22,742

Tier II

Unrealized gains on listed securities (45% eligible)	–	138

Other inherent loss allowance	625	687

Cumulative preferred securities	950	995

Subordinated liabilities, if eligible according to BIS	6,858	5,300

Total supplementary capital	8,433	7,120

Total regulatory capital[1]	31,369	29,862

[1]	Currently we do not have Tier III capital components.

BIS Risk Position and Capital Adequacy Ratios

in € m.	Mar 31, 2003	Dec 31, 2002

BIS risk position[1]	238,751	237,479

BIS capital ratio (Tier I + II)	13.1%	12.6%

BIS core capital ratio (Tier I)	9.6%	9.6%

[1]	Primarily comprised of credit risk weighted assets. Also includes market risk equivalent assets of € 5.8 billion (2002: € 6.2 billion).

45

Group Quarterly Record

Figures according to U.S. GAAP

Balance Sheet in € m.	Mar 31, 2003	Dec 31, 2002	Sep 30, 2002	Jun 30, 2002	Mar 31, 2002

Total assets	802,253	758,355	831,446	899,052	950,499

Loans, net	167,524	167,303	187,433	247,687	257,723

Liabilities	772,810	728,364	799,304	861,150	908,608

Total shareholders’ equity	29,443	29,991	32,142	37,902	41,891

Tier I risk-based capital (BIS)	22,936	22,742	23,946	26,757	27,190

Total risk-based capital (BIS)	31,369	29,862	32,096	36,917	40,163

				Three months ended

Income Statement in € m.	Mar 31, 2003	Dec 31, 2002	Sep 30, 2002	Jun 30, 2002	Mar 31, 2002

Net interest revenues	1,306	1,416	1,711	2,334	1,725

Provision for loan losses	380	480	753	588	270

Commissions and fee revenues	2,312	2,674	2,512	3,013	2,635

Trading revenues, net	1,784	747	904	974	1,399

Other noninterest revenues	(408)	562	337	1,816	1,788

Total net revenues	4,614	4,919	4,711	7,549	7,277

Compensation and benefits	2,582	2,593	2,943	2,950	2,872

Goodwill impairment	114	62	—	—	—

Restructuring activities	(2)	(22)	—	265	340

Other noninterest expenses	1,686	2,049	1,949	2,111	2,795

Total noninterest expenses	4,380	4,682	4,892	5,326	6,007

Income (loss) before income tax expense (benefit) and cumulative effect of accounting changes	234	237	(181)	2,223	1,270

Income tax expense (benefit)	423	228	(12)	150	6

Income tax expense from the reversing effect of the change in effective tax rate	30	114	130	1,869	704

Cumulative effect of accounting changes, net of tax	—	—	—	—	37

Net income (loss)	(219)	(105)	(299)	204	597

Key Figures				Three months ended

	Mar 31, 2003	Dec 31, 2002	Sep 30, 2002	Jun 30, 2002	Mar 31, 2002

Basic earnings per share	€ (0.37)	€ (0.18)	€ (0.49)	€ 0.33	€ 0.95

Diluted earnings per share	€ (0.37)	€ (0.18)	€ (0.49)	€ 0.32	€ 0.94

Return on average total shareholders’ equity (RoE)	(2.9)%	(1.5)%	(3.3)%	2.0%	5.9%

Cost/income ratio[1]	87.7%	86.7%	89.5%	65.5%	79.6%

BIS core capital ratio (Tier I)	9.6%	9.6%	8.9%	9.3%	8.9%

BIS capital ratio (Tier I+II+III)	13.1%	12.6%	12.0%	12.8%	13.2%

Employees (full-time equivalents)	70,882	77,442	81,976	84,455	84,836

[1]	Total noninterest expenses as a percentage of net interest revenues before provision for loan losses plus noninterest revenues.

46

Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our restructuring including the envisaged reduction in headcount, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 27, 2003 on pages 9 through 13 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from
www.deutsche-bank.com/ir.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: April 30, 2003

By: /s/ M. Otto
Name: Mathias Otto Title: Senior Counsel

By: /s/ M. Edelmann
Name: Martin Edelmann Title: Managing Director